September 13, 2013

VIA EDGAR AND E-MAIL

Stephen Krikorian, Accounting Branch Chief
Ryan Rohn, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Qihoo 360 Technology Co. Ltd.
Form 20-F for the fiscal year ended December 31, 2012
Filed April 19, 2013
File No. 001-35109

Dear Mr. Krikorian and Mr. Rohn:

This letter sets forth our responses to the comments contained in the letter dated August 29, 2013 from the Staff of the Commission (the “Staff”) regarding our annual report on Form 20-F for the year ended December 31, 2012 (the “Form 20-F”). For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Item 4. Information on the Company

Business Overview, page 27

1.         We note the disclosure regarding the number of your “monthly active users” and “user penetration rate,” which is based on information supplied by iResearch Consulting Group (“iResearch”). In your response letter, please explain how these metrics are calculated and confirm that you will include this information in your future filings, as appropriate. Also, in regard to this and other data you cite from iResearch, advise whether you commissioned the report or reports from which the data was derived. If so, advise what consideration you gave to filing with your Form 20-F a consent from iResearch regarding the use of its name and data in your report. In this regard, we note that you have open registration statements on Forms S-8 that incorporate your Form 20-F by reference. To the extent that you cite to data from commissioned reports in future filings, please confirm that you will disclose in those filings the fact that you commissioned such reports.

The Company respectfully advises the Staff that iResearch periodically publishes industry data through its iUserTracker data services and through certain white paper. iUserTracker is available for public subscription and white paper is also released in public domain. The market data disclosed by the Company in the Form 20-F was directly or indirectly derived from iUserTracker and white paper for the respective period.

“Monthly Active Users” (MAU) is defined as the total number of unique users of or visitors to a given product/web service during a calendar month. “User Penetration Rate” (or user coverage/reach) is defined as the MAU divided by the total monthly active Internet users in China for a given period of time. For readers’ better understanding of such data, the Company will include the above information in its future filings.

The iResearch data disclosed in the Company’s Form 20-F was from iResearch’s regular database and publication, which are not commissioned by any third parties. The Company hereby confirms that if it uses data from commissioned reports from iResearch or other data sources, it will state so in its future filings and will file the consent from iResearch or any other data source the Company may use regarding the use of its name and data in its report.

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Income Tax Expense, page 62

2.         Please tell us your consideration of discussing the nature of the significant reconciling items between your statutory tax rate and effective tax rate from your table on page F-52. For example, we note the significant items, Effect of different income tax rates in other jurisdictions and Effect of income tax holiday and preferential tax rates.

The Company respectfully advises the Staff that the significant reconciling items between the statutory tax rate and the effective tax rate result from the effect of different income tax rates in other jurisdictions as well as the income tax holiday and preferential tax rates.

The effect of different income tax rates in other jurisdictions was mainly due to the Company’s investment holding companies which are incorporated and operated in Hong Kong and Cayman Islands. Details of different income tax rates in these jurisdiction were disclosed on page F-46 of the Form 20-F. The Cayman Islands holding company, Qihoo 360 Technology Co. Ltd. (the "Cayman Company"), incurred tax losses of US$47.9 million and contributed US$12 million to the effect of different income tax rates in other jurisdictions for the year ended December 31, 2012, which constituted substantially all of this reconciling item in that year.

The effect of income tax holiday and preferential tax rates was mainly due to the income tax holiday or preferential tax rates enjoyed by the PRC operating entities. Details of the income tax holiday and preferential tax rates were disclosed on pages F-47 and F-48 of the Form 20-F. This reconciling item mainly resulted from one of the Company’s wholly-owned subsidiaries, Tianjin Qisi Technology Co., Ltd. ("Tianjin Qisi"), which received its “software enterprise” status in March 2011 and was entitled to the preferential tax treatment of "two-year exemption plus three-year half taxation rate” starting from 2012, which was its first profit-making year for Enterprise Income Tax purposes. Tianjin Qisi generated taxable income of US$48.8 million from provision of advertising service and contributed US$12.2 million to the effect of income tax holiday and preferential tax rates.

The Company respectfully advises the Staff that details of different income tax rates in other jurisdictions and income tax holiday and preferential tax rates were disclosed on pages 59, 60 and F-46 to F-48 of the Form 20-F. The Company will consider disclosing the nature of other significant reconciling items in future filings if any of the reconciling items are of special nature or there is significant change to significant reconciling items and effective tax rate from year to year.

Liquidity and Capital Resources, page 64

3.         Please disclose the amount of cash held inside separately from the amount of cash held outside the PRC. In addition, disclose the amount of cash held inside and outside the VIEs. This disclosure should be cross-referenced to the risk factor discussion of limitations on foreign exchange and transferring cash.

The Company respectfully advises the Staff that its cash held inside the PRC amounted to US$96.3 million and US$157.7 million as of December 31, 2011 and 2012, respectively, and its cash held outside the PRC amounted to US$247.5 million and US$222.9 million as of December 31, 2011 and 2012, respectively. Furthermore, its cash held inside the VIEs amounted to US$33.0 million and US$58.1 million as of December 31, 2011 and 2012, respectively, and its cash held outside the VIEs amounted to US$310.7 million and US$322.6 million as of December 31, 2011 and 2012, respectively. The Company respectfully submits that it will disclose these amounts in “Item. 5 Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” in future filings and it will also include a cross-reference to the risk factor “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

4.         We note that your PRC subsidiaries are permitted to pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards. Disclose this restriction on your ability to pay dividends. Please revise your disclosures in future filings to quantify the difference between accumulated profits calculated pursuant to PRC accounting standards and accumulated profits presented in your financial statements.

The Company respectfully submits that it has disclosed the restriction on its ability to pay dividends on page 17 of the Form 20-F “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China—We may rely on dividends and other distributions from our subsidiaries in China to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.” The Company will include a cross-reference to this risk factor in “Item. 5 Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” in future filings.

In addition, the Company respectfully advises the Staff that there is no material difference between the accumulated profits calculated pursuant to PRC accounting standards and the accumulated profits presented in the financial statements. The Company believes that the current disclosure is sufficient for the investors to understand the Company’s ability to pay dividends. In the event that the accumulated profits pursuant to PRC accounting standards are materially different from the accumulated profits presented in the financial statements, the Company will consider disclosing such information in a quantitative manner in future filings.

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities

The VIE arrangements, page F-11

5.         We note that you disclose on page F-15 total current and non-current assets and liabilities. Please expand your disclosure to present the carrying amounts and classification of the VIEs’ assets and liabilities on a more disaggregated basis, including the intercompany payable to the WOFE for accrued service fees. In addition, disclose how your involvement with the VIEs affects your cash flows. We refer you to paragraphs 2AA.d and 3.bb of FASB ASC 810-10-50.

The Company respectfully advises the Staff that the Company will revise the disclosure related to the VIE arrangements on page F-15 in future filing as follows (the revision is made in italic):

The following consolidated financial statement balances and amounts of the Group’s VIEs and their subsidiaries were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions between the offshore companies, WFOEs, VIEs and VIEs’ subsidiaries in the Group.

	December 31,
	2012	2011
	US$'000	US'000

Cash and cash equivalents	58,108	33,040
Restricted cash	1,605	-
Accounts receivables and other current assets	34,976	26,760
Total current assets	94,689	59,800

Property and equipment, Net	57,275	15,969
Acquired intangible assets, Net	5,113	2,644
Other noncurrent assets	26,814	17,014
Total noncurrent assets	89,202	35,627

Total assets	183,891	95,427

Deferred revenue current	17,520	9,831
Accounts payables and other current liabilities	51,455	18,976
Total current liabilities	68,975	28,807

Total noncurrent liabilities	3,613	1,880

Total liabilities	72,588	30,687

	December 31,
	2012	2011	2010
	US$'000	US'000	US$'000

Revenue	303,200	160,613	48,967
Net income	150,408	78,494	15,220

	December 31,
	2012	2011	2010
	US$'000	US'000	US$'000
Net cash provided by operating activities	75,983	56,621	9,975
Net cash used in investing activities	(50,951)	(32,367)	(5,477)
Net cash provided by financing activities	36	1,545	-
	25,068	25,799	4,498

As of December 31, 2010, 2011 and 2012, the balance of the amount payable by the VIEs and their subsidiaries to WOFEs related to the service fees was nil, nil and US$2.3 million, respectively and was eliminated upon consolidation.

The Group conducted substantially all of its Internet business through VIEs and the VIEs contributed an aggregate of 84.9%, 95.7% and 92.1% of the consolidated revenues for the year ended December 31, 2010, 2011 and 2012, respectively. The Group's operations not conducted through contractual arrangements with the VIEs primarily consist of its advertisement agency service and technology support service. As of the years ended December 31, 2011 and 2012, the VIEs accounted for an aggregate of 22.5% and 26.7%, respectively, of the consolidated total assets, and 58.5% and 34.4%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalent, account receivables, property and equipment, and land use rights. The recognized and unrecognized revenue-producing assets that are held by the VIEs are primarily the following:

•	Property and equipment
•	Acquired intangible assets, such as domain names, licenses, trademarks, source code and non-compete agreements
•	Other noncurrent assets, which mainly include long term royalty fees and license fees, long term rental deposits
•	Self-developed intangible assets such as patents which are un-recognized at consolidated balance sheets

As of December 31, 2012, approximately 40% of the Group's employees that provide the Group's services are hired by the VIEs and their subsidiaries. The nominee shareholders of the VIEs and their subsidiaries have in the past received loans from the Company or WFOEs for capital contribution. There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and can only be used to settle the VIEs' obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 25 for disclosure of restricted net assets.

6.         FASB ASC 810-10-50-5A.d requires disclosure of qualitative information about the involvement with the VIE. Please describe the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce.

The Company respectfully advises the Staff that the Company will revise the disclosure related to the VIE arrangements on page F-15 in future filings. Please kindly refer to the Company’s responses to the preceding comment for details.

Note 21. Commitments and Contingencies

(3) Contingencies, page F-68

7.         We note your response to our prior comment 6 in your response letter dated October 1, 2012. Please tell us how your current disclosures address your response to our comment.

The Company respectfully advises the Staff that the Company inadvertently omitted to make the proposed changes to the relevant disclosure as set forth in its prior response to comment 6 in its letter dated October 1, 2012. In its future annual reports on Form 20-F, the Company will revise the sentence “the Group believes that it does not have sufficient evidence to anticipate the outcome of the lawsuits and also the possible contingency losses” to “the Group cannot reasonably estimate the loss that is reasonably possible at this stage.”

We hereby acknowledge that:

• We are responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Form 20-F, please contact Alex Zuoli Xu, our chief financial officer at +86 186 0192 6800, or our U.S. counsel, Kirkland & Ellis, attention: Fan Zhang at +852 3761 3418 (office) or +852 5411 0866. Thank you.

Very truly yours,

Qihoo 360 Technology Co. Ltd.

By:	/s/ Alex Zuoli Xu
Name:	Alex Zuoli Xu
Title:	Co-Chief Financial Officer

Building #1, Block D, Huitong Times Plaza, No. 71 Jianguo Road, Chaoyang District, Beijing 100025, China

Tel: +8610 5878 1000	Fax: +8610 5878 1001